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                         July 6, 2022

       Deina H. Walsh
       Chief Financial Officer
       Bone Biologics Corp
       2 Burlington Woods Drive, Suite 100
       Burlington, MA 01803

                                                        Re: Bone Biologics
Corporation
                                                            Registration
Statement on Form S-3
                                                            File No. 333-265872
                                                            Filed June 28, 2022

       Dear Ms. Walsh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              David Ficksman, Esq.